Filed Pursuant to Rule 433

Registration No. 333-134553

Lehman Brothers Holdings Inc.

Federal Funds (Open) Floating Rate Notes due November 16, 2009

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:	$150,000,000
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	November 16, 2006
Maturity Date:	November 16, 2009
Coupon:	Federal Funds (Open) Rate plus 0.18%
Interest Payment Dates:	Quarterly on the 16th day of each November, February, May and August commencing on February 16, 2007
Interest Reset Periods and
Interest Reset Dates:

Daily on each Business Day, commencing on November 16, 2006, provided that (a) the Fed Funds (Open) Rate in effect for any day that is not a Business Day shall be the Fed Funds (Open) Rate in effect for the prior Business Day and (b) the Fed Funds (Open) Rate in effect on the second Business Day preceding an Interest Payment Date shall remain in effect for all days following such day prior to such Interest Payment Date

Interest Determination Dates:	Each Interest Reset Date
Day Count	Actual/360
Business Day Convention:	Modified Following, Adjusted
CUSIP:	52517PP21
Denominations:	$1,000
Underwriters:	Lehman Brothers Inc. 98% (bookrunner)
	ING Financial Markets LLC	1%
	Daiwa Securities SMBC Europe Limited	1%

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.